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                         October 8, 2020

       Richard J. Wanstall
       Chief Financial Officer
       Aileron Therapeutics, Inc.
       490 Arsenal Way, Suite 210
       Watertown, Massachusetts 02472

                                                        Re: Aileron
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2020
                                                            File No. 333-249319

       Dear Mr. Wanstall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Stuart M. Falber, Esq.